

May 13, 2008

<u>Via Facsimile (201) 934-2642 and U.S. Mail</u>

Maureen Richards, Esq.
Senior Vice President and General Counsel
Footstar, Inc.
933 MacArthur Blvd.
Mahwah, NJ 07430

> **Re: Footstar, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 7, 2008**
> **File No. 001-11681**

Dear Ms. Richards:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Proxy Statement</u>
<u>General</u>

1.   We note that your record date is April 18, 2008. Please tell us how you complied with the advance notice requirements of Rule 14a-13(a).

<u>Cover Page</u>

2.   Please tell us why your disclosure regarding the dissidents' proposal is presented as an uncertainty, i.e., "[i]f properly raised by Outpoint at the Annual Meeting, the By-Law proposal <u>may</u> also be considered" at the meeting (emphasis added).

General, page 2

3.   Please tell us why you will not have discretionary authority to vote proxies on the
        By-Law Proposal.

4.   We note your disclosure relating to your ability to use discretionary authority to
        adjourn or postpone the annual meeting. Please note that the ability to adjourn a
        meeting to solicit additional proxies is not a matter incidental to the conduct of the
        meeting, as defined by Rule 14a-4. Use of discretionary voting authority to
        postpone or adjourn the meeting to solicit additional proxies is a substantive
        proposal for which you must specifically solicit proxy authority. If you wish this
        authority, please revise the disclosure in the proxy and on the proxy card so
        shareholders may decide whether to grant a proxy to vote in favor of
        postponement or adjournment for the solicitation of additional votes. Also,
        provide disclosure in the proxy statement describing the specific circumstances
        under which you would use such authority.

5.   We note that you may employ various methods to solicit proxies, including
        electronic mail, facsimile, telephone, or your website. Be advised that all written
        soliciting materials, including any e-mails or scripts to be used in soliciting
        proxies over the telephone or any other medium, must be filed under the cover of
        Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please
        confirm your understanding.

6.   Please tell us whether the solicitation of proxies via the internet will include
        solicitations via internet chat rooms and tell us which websites you plan to utilize.

Item 1, Election of Directors, page 3

7.   Revise to disclose whether your nominees here have consented to being named in
        the proxy statement and will serve if elected. See Rule 14a-4(d).

Appendix A

8.   Please revise your disclosure in this section to state that each person named is a
        participant in the solicitation, instead of stating that each person may be deemed a
        participant. Refer to Instruction 3 to Item 4 of Schedule 14A. Make a similar
        revision on page 3 of your proxy statement.

9.   With respect to your disclosure in this section under the heading "Miscellaneous
        Information Concerning Participants," please tell us why you need to qualify your
        disclosure "to the best of [your] knowledge." What prevents you from knowing
        and disclosing this information? Please explain or delete the qualifiers.

Form of Proxy

10.   Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Closing Comments

Please amend the Schedule 14A promptly to comply with our comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to a company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions